FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

ANNUAL REPORT

of

PROVINCE OF NOVA SCOTIA CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Mark Walsh

Consul and Chief Representative

Department of Finance Canada – New York

Canadian Consulate General

466 Lexington Ave

New York, New York 10017

DAVID H. LANDAU Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor, New York, New York 10105	KELLIANN DEAN Deputy Minister of Finance & Treasury Board Province of Nova Scotia P.O. Box 187 Halifax, Nova Scotia B3J 2N3

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2022, to add the exhibits listed in the Exhibit Index that follows:

EXPLANATORY NOTE:

On October 6, 2023, the undersigned registrant inadvertently filed its Public Accounts for the fiscal year ended March 31, 2023, pages 69 to 137, as an exhibit to an Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2023. The filing should have been Amendment No. 1 to the registrant’s Annual Report on Form 18-K for the fiscal year ended March 31, 2022. The registrant is including the same Public Accounts for the fiscal year ended March 31, 2023, pages 69 to 137, as an exhibit to this Amendment No. 1 to the registrant’s Annual Report on Form 18-K for the fiscal year ended March 31, 2022. There has been no change to the text of the exhibit. In addition, an updated Consent of the Auditor General is included as an exhibit to this Amendment No. 1.

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EXHIBIT INDEX

Exhibit Number	Description

(1)	Public Accounts, 2022-2023, pages 69 to 137

(2)	Consent of the Auditor General

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, its authorized agent, as of the 17th day of November 2023.

Province of Nova Scotia

By:	/s/ Shannon York
Managing Director, Liability Management & Treasury Services

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